

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2012

<u>Via E-mail</u>
Gregory C. Thompson
Chief Financial Officer
Georgia Gulf Corporation
115 Perimeter Center Place, Suite 460
Atlanta, GA 30346

> **Re:** **Georgia Gulf Corporation**
> **Preliminary Proxy Statement on Schedule 14A, as amended**
> **Filed September 5, 2012**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 001-09753**

Dear Mr. Thompson:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
        Mark L. Hanson, Esq.
        Jones Day